Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation	Ownership

Air Industries Machining, Corp.	New York	100%

Welding Metallurgy, Inc.	New York	100%

Nassau Tool Works, Inc.	New York	100%

Woodbine Products, Inc.	New York	100% *

Decimal Industries, Inc.	New York	100% *

Miller Stuart, Inc.	New York	100% *

Compac Development Corporation	New York	100% *

Eur-Pac Corporation	Connecticut	100%

Electronic Connection Corporation	Connecticut	100%

The Sterling Engineering Corporation	Connecticut	100%

Air Realty Group, LLC	Connecticut	100%

* Owned indirectly through Welding Metallurgy, Inc.